September 24, 2013

Ms. Cecilia Blye,
Chief, Office of Global Security Risk,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Dear Ms. Blye,

I refer to your comment letter dated September 18, 2013 to Torgrim Reitan of Statoil ASA (the “Company”) and my telephone call with Pradip Bhaumik on September 24, 2013 regarding the due date for responding to your letter. The Company requests an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by October 16, 2013.

The Company appreciates your cooperation in extending the deadline for its response.

Very truly yours,

/s/ Kathryn A. Campbell

Kathryn A. Campbell

cc:	Torgrim Reitan
(Statoil ASA)